

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

Richard E. Davis
Chief Financial Officer
Arch Therapeutics, Inc.
235 Walnut Street, Suite 6
Framingham, MA 01702

      Re: Arch Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed February 26, 2021
           File No. 333-252588

Dear Mr. Davis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Abby Adams at (202) 551-6902 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Park S. Bramhall, Esq.